         UNITED STATES OF AMERICA
                Before the
    SECURITIES AND EXCHANGE COMMISSION

In the Matter of

NATIONAL FUEL GAS COMPANY                               THIRTY-EIGHTH
NATIONAL FUEL RESOURCES, INC.                            CERTIFICATE
                                                         PURSUANT TO
File No. 70-7833                                           RULE 24

(Public Utility Holding Company Act of 1935)

         In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company (“National”) authorizing National to acquire the common stock of National Fuel Resources, Inc. (“NFR”) (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit “A” is an Income Statement of NFR for the Three and Twelve Months ended June 30, 2001. Also attached as Exhibit “B” is the Balance sheet of NFR as of June 30, 2001.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 14th day of August, 2001.

                                     NATIONAL FUEL RESOURCES, INC.

                                     By:  /s/ Donna L. DeCarolis
                                        --------------------------------------
                                        Donna L. DeCarolis, Vice President

                                     NATIONAL FUEL GAS COMPANY

                                     By:  /s/ James R. Peterson
                                        --------------------------------------
                                        James R. Peterson, Assistant Secretary